

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 18, 2017

<u>Via E-mail</u>
Reba Beeson, Esq.
Securities Counsel
c/o WGC USA Asset Management Company, LLC
685 Third Avenue, 27th Floor
New York, NY 10017

>   **Re: The Gold Trust**
>   **Registration Statement on Form S-1**
>   **Filed November 30, 2017**
>   **File No. 333-221842**

Dear Ms. Beeson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you have filed applications under Rule 19b-4 of the Securities Exchange Act of 1934. Please note that the registration statement may not go effective until the Trust receives the 19b-4 orders. Please revise your registration statement, as appropriate, to address any comments issued regarding your applications.

<u>Description of Key Service Providers, page 32</u>

2.   We note your revised disclosure in response to comment 6 that the officers and properly designated representatives of the Sponsor and the independent public accountants may examine the Gold Bullion held by the Custodian. Please revise your disclosure to specify whether these parties have any obligation to verify the Fund's holdings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc: Christopher D. Menconi, Esq.
Morgan, Lewis & Bockius LLP